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TO CONRAIL SHAREHOLDERS:

                  Norfolk Southern is committed to you.


Norfolk Southern will buy 9.9% of Conrail's shares for $115 per share in cash after defeat of the "opt out" and adjournment proposals on January 17.

In a continuing effort to cram down CSX's inferior offer, Conrail and CSX are now suggesting that Conrail shareholders will have to wait until 1999 to benefit from Norfolk Southern's superior offer. That is not true.

Norfolk Southern will promptly amend its existing tender offer to purchase Conrail's common and ESOP preferred shares representing 9.9% of Conrail's outstanding common shares (the most that we can purchase without triggering the Poison Pill) after shareholders reject Conrail's proposal to "opt out" of the important protections provided by the Pennsylvania Fair Value Statute. The 9.9% offer would not be subject to termination of the Conrail/CSX merger agreement and would not require any action by Conrail's board.

Norfolk Southern will tender for the remaining shares promptly after the purchase.

Surface Transportation Board Decision

The Surface Transportation Board decided last week that "the lock-out provision would in no way preclude Board approval . . . of NS/Conrail merger . . . or the consummation of such a merger, if approved."

Based on the procedural schedule anticipated by the Surface
Transportation Board, the merger case will be decided in late 1997 or early 1998. That means the lock-out clause will cease to have any practical effect a year earlier than CSX would have you believe.


                 Ask yourself which offer benefits you.

=============================================================================
NORFOLK SOUTHERN'S SUPERIOR       CSX'S INFERIOR "CRAM DOWN" OFFER
OFFER
-----------------------------------------------------------------------------
$115 per share.                   $101.29 nominal blended value per share.*
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100% cash.                        Only 25% cash for remaining Conrail shares.
-----------------------------------------------------------------------------
No continued equity risk.         The value of the back-end portion of
                                  the offer will fluctuate with the price
                                  of CSX stock. There is no downside
                                  protection.

-----------------------------------------------------------------------------
Consistent with the purpose       Exactly the kind of two-tiered, coercive
of the Pennsylvania Fair          offer that the Pennsylvania Fair Value
Value Statute.                    Statute was intended to prevent.
=============================================================================


[Graphic: Checkmark in box above the words "VOTE AGAINST"]


     Protect your interests. Vote now AGAINST Conrail's proposals to "opt out" of Pennsylvania's Fair Value Statute and to adjourn the special meeting.


      Vote now on Norfolk Southern's GOLD proxy card AGAINST Conrail's proposals. Be sure Norfolk Southern receives your proxy before January 17.

[Norfolk Southern Logo]


Important: If you have any questions, please call our solicitor, Georgeson & Company Inc. toll free at 800-223-2064. Banks and brokers call 212-440-9800.


* Based on the closing price of CSX common stock on January 13, 1997. Assumes CSX preferred stock is worth $16 per share.

January 15, 1997